     As filed with the Securities and Exchange Commission on August 15, 2001

                                                     Commission File No. 0-32533

--------------------------------------------------------------------------------
      --------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                          Post Effective Amendment No.2

                                       to
                                   FORM 10-SB
                              --------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             WORLD CYBERLINKS CORP.
                 (Name of Small Business Issuer in its charter)


               New York                                        11-3332134
        (State or other jurisdiction                       (I.R.S. Employer
        of incorporation or organization)                  Identification No.)

                700 A Koehler Avenue, Ronkonkoma, New York 11779
               (Address of principal executive offices) (Zip code)

                    Issuer's telephone number: (631) 471-6857


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of class)
--------------------------------------------------------------------------------
       ------------------------------------------------------------------

                                     PART I
                                     ------

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

         The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included in Part F/S of this registration statement.


         Since inception, we have developed both hardware and software for the mobile computing market. To fund operations to date, we have relied upon private placements and have borrowed money from shareholders, officers and consultants. Our accumulated net losses through January 31, 2001 total approximately $8,077,000. The lack of funds to tool and build our docking station inventory has been detrimental to our growth and ability to generate revenues.


         To date our limited revenues were from sales associated with the beta testing of our products. We have not completed the tooling process required to begin our product manufacturing. We had and continue to have sales inquiries for our products. However, we have no backlog of orders at this time.


         During the year 2001, we estimate that we will require at least $400,000 to continue the operation of the business including sales and marketing expenses, lease commitments, other general office expenses and payment of existing liabilities. We expect that funds for these purposes will be provided from existing shareholder/lenders or from sources described below. In addition, we believe that we will need a cash infusion of a minimum of $1,000,000 to allow us to complete tooling and manufacture approximately 1,000 cradle units. The proceeds will be used to complete vendor tooling ($250,000), manufacture the units ($350,000) and provide us with working capital. We are hopeful that we can consummate a strategic relationship along one of the following three lines: (1) an equity infusion from an individual investor; (2) a merger with a privately held manufacturer/distributor in the communications industry; or (3) licensing our technology to an OEM, in return for which we would receive royalties. If the latter course of action is taken, the $1,000,000 capital requirement noted above would be reduced significantly. However, we have no assurance that we will be able to obtain any sort of financing on commercially acceptable terms, if at all.


         In their report dated February 1, 2001 in connection with their audit of our financial statements as of July 31, 2000, the years ended July 31, 2000 and 1999 and for the period August 2, 1995 (inception) through July 31, 2000, our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern. Their opinion is based in part on our recurring losses from operations, negative working capital and stockholders' deficit.

         On January 1, 1998, the board of directors resolved to change our year-end to July 31 from December 31 effective with the fiscal period beginning January 1, 1998.

                             SELECTED FINANCIAL DATA

         The following table sets forth summary historical financial data for the dates and periods indicated in the following table. The summary historical financial data for the fiscal year ended July 31, 2000 are derived from our financial statements which have been audited by Israeloff, Trattner & Co., P.C., independent certified public accountants, appearing elsewhere in this registration statement. The financial statements for the six and three months ended January 31, 2001, have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of our financial position and results of operations in accordance with generally accepted accounting principles. The information below should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement.


                                             SIX MONTHS ENDED            YEARS ENDED
                                             ----------------            -----------
                                             JANUARY 31, 2001  JULY 31, 2000    JULY 31, 1999
                                             ---------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Net Revenue                                  $        --       $       --       $      --
Costs and expenses                            1,423,224         3,788,620         2,114,984
Net loss                                     (1,423,224)       (3,788,620)       (2,114,984)
Net loss per share                                (.19)              (.62)             (.59)
Weighted average shares outstanding           7,409,646         6,116,771         3,577,811


Balance Sheet Data:

Working capital (deficit)                     $(686,660)        $ (636,538)
Property and equipment, net                       5,976              6,828
Total assets                                      6,711              7,517
Total liabilities                               893,345             784,227
Shareholders' deficit                          (886,634)           (776,710)


         Since we have not generated any significant revenues to date, we should be considered a development stage entity.

RESULTS OF OPERATIONS OF THE COMPANY

Six months ended January 31, 2001 compared to six months ended January 31, 2000


         Our loss for the six months ended January 31, 2001 amounted to $1,423,224. During this period, we recorded stock based compensation for the shares issued to employees for their services rendered during the period ($409,000), to our outside counsel, (including, David Grossman), ($273,500) and to our financial and public relations firm for their services rendered in the period ($654,000). Other than the value of shares issued in the period for services, operating expenses amounted to approximately $87,000. On November 1, 2000, we entered into a retainer agreement with David B. Grossman, P.C. to represent us in corporate matters. The firm is compensated at the rate of $350 per hour, payable in shares of our common stock. This agreement supercedes an agreement we entered into with Mr. Grossman on November 1, 1999, whereby he was engaged as president, chief executive officer and inside corporate counsel for a period of five years ending December 1, 2004. In exchange for his services, Mr. Grossman was to receive 1,000,000 shares of restricted stock over the term of the agreement together with any other compensation approved by the board of directors. In addition, Mr. Grossman was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduced to us. Under the terms of the revised agreement, as compensation for his one-year tenure as president, Mr. Grossman received payment of 200,000 shares of common stock and an additional 200,000 shares for his services in connection with a litigation matter during the same period. Pursuant to these arrangements, we recorded compensation of $228,000 in the six months ended January 31, 2001 related to the issuance of 520,000 shares and $112,000 in the six-months ended January 31, 2000 related to the issuance of 200,000 shares.


         Compensation for subsequent litigation will be handled on a case-by-case basis.


         Our loss for the six months ended January 31, 2000 was approximately $2,065,000. We recorded expenses related to the fair value of shares issued for employees, legal expenses and our financial and public relations firm of $550,000, $624,000 and $792,000, respectively. In addition, we incurred other operating expenses during this amounting to approximately $100,000.


         We recorded no revenues for either period.

Three months ended January 31, 2001 compared to three months ended January 31, 2000


         We incurred losses of $680,680 and $878,591 for the three months ended January 31, 2001 and 2000, respectively. The cost of shares issued as compensation for our employees, outside counsel and financial and public relations firm made up the significant portion of the losses. The following table summarizes the value of such shares issued in the periods:


---------------------------------------------------------------------------------------------------------
                                              Three Months Ended                   Three Months Ended
---------------------------------------------------------------------------------------------------------
                                               January 31, 2001                     January 31, 2000
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Employee compensation                              $133,500                             $325,000
---------------------------------------------------------------------------------------------------------
Legal fees                                               250,750                         128,000
---------------------------------------------------------------------------------------------------------
Public relations                                         258,000                          396,000
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



         Other operating expenses amounted to approximately $38,000 during the three months ended January 31, 2001 and $30,000 for the three months ended January 31, 2000.


         We had no revenues for either of these three month periods.

Year ended July 31, 2000 compared to year ended July 31, 1999


         We incurred net losses of $3,788,620 and $2,114,984 for the years ended July 31, 2000 and 1999, respectively. The cost of shares issued as compensation for our employees, outside counsel and financial and public relations firm made up the significant portion of the losses. The following table summarizes the value of such shares issued in each of the years:


---------------------------------------------------------------------------------------------------------
                                                  Year Ended                           Year Ended
---------------------------------------------------------------------------------------------------------
                                                 July 31, 2000                       July 31, 1999
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Employee compensation                             $1,036,300                           $  238,000
---------------------------------------------------------------------------------------------------------
Legal fees                                           810,000                              708,332
---------------------------------------------------------------------------------------------------------
Public relations                                   1,584,000                              132,000
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------


         During June 1999, we entered an agreement with our public relations firm. Under the agreement, they were issued 500,000 shares of restricted stock in exchange for providing public relations services to us over an eighteen month period. In addition, they were issued warrants to acquire 500,000 shares of our common stock at $.01 per share.


         In November 1999, we completed a settlement agreement with John Russell whereby we issued 1,000,000 shares of common stock to him pursuant to an addendum to his earlier employment agreements . The settlement agreement was in resolution of litigation by Mr. Russell against us, satisfaction of salary for fiscal 1999 and outstanding expenses paid by Mr. Russell on our behalf. Mr. Russell is not currently, nor has he been since November 1999, under any agreement with us to provide services, although Mr. Russell did provide additional consulting services to us for a brief period after his resignation. We recorded compensation expense of $125,000 in 1999 and administrative expenses of $60,000 and $377,000, respectively, in 2000 related to this agreement.


         Our other operating expenses amounted to approximately $358,000 for the year ended July 31, 2000 as compared to $1,034,000 for the year ended July 31, 1999. The largest declines occurred in employee compensation ($400,000), as we cut back on the number of employees, advertising expenses ($153,000) and consulting fees ($130,000).

         We had no revenues for either of these years.

LIQUIDITY AND CAPITAL RESOURCES

         To date, our operations have been funded by the issuance of equity securities and convertible debt securities. We have compensated various suppliers, consultants and employees by issuing shares of stock in lieu of cash. In 1999 and 2000, FRF Holdings Corp., a holding company owned by, Frank Schwamborn, the president of Puritan Management Inc. our outside financial and public relations firm and John Russell, our former president, advanced funds totaling $219,855 to us in the form of 12% interest bearing loans. FRF Holdings Corp. was granted a security interest in our five patents as collateral. Although our relationship with FRF Holdings Corp. has been positive, FRF Holdings Corp. may, at any time, call the outstanding loan. Our inability to pay FRF Holdings Corp. the balance of their loan could lead FRF Holdings Corp. to take possession of the patents.

         In their report dated February 1, 2001 in connection with their audit of our financial statements for the years ended July 31, 2000 and 1999 and for the period August 2, 1995 (inception) through July 31, 2000, our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern. At January 31, 2001, we had a working capital deficiency of approximately $687,000. In addition, we are in need of financing to continue operations and begin manufacturing. We estimate that we will require at least $400,000 to fund continued operations for the next twelve months, exclusive of any cash requirements for manufacturing. In addition, we will require a cash infusion of at least $1,000,000 to complete product tooling, provide funds to manufacture 1,000 docking station units and provide sufficient working capital. We anticipate raising funds through either a private placement with an individual investor, a merger with a privately-held manufacturer/distributor, or by licensing our technology to an OEM in exchange for royalties. However, we have no assurance that we will be able to procure financing on commercially acceptable terms, if at all. If we are not able to procure any financing, we may have to curtail operations.


YEAR 2000 COMPLIANCE

         Year 2000 considerations did not materially impact our internal operations. Latent Year 2000 considerations may have an effect on some of our customers and suppliers, and thus indirectly affect us. It is not possible to quantify the aggregate cost to us with respect to customers and suppliers with Year 2000 problems, although we do not anticipate such problems will have a material adverse impact on our business.

FORWARD LOOKING STATEMENTS

         Statements that are not historical facts included in this registration statement are "forward-looking statements" and involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that we expect, believe, project, intend or anticipate will or may occur, including such matters as future capital, business strategies, expansion and growth of our operations and future net cash flows. Factors that could cause actual results to differ materially are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of our products, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the results of financing efforts and regulatory developments and compliance. We disclaim any obligation to update or revise any forward-looking statements to reflect new events or circumstances or to reflect the occurrence of anticipated or unanticipated events, other than as required by law.

ITEM 3.  DESCRIPTION OF PROPERTY


         We lease approximately 600 square feet of office space, at a monthly rental of $450.00, at 700 A Koehler Avenue, Ronkonkoma, New York, 11779. This office space is subject to a one year lease that expires on February 1, 2002. The space is utilized for a sales office. We believe that these facilities are adequate for our current needs and anticipated future needs.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of January 31, 2001 certain information with respect to the amount and nature of beneficial ownership of the common stock held by: (i) each person known to us to be a beneficial owner of more than 5% of our outstanding stock; (ii) each person who is a director or an executive officer of us; and (iii) all our directors and executive officers as a group.

NAME AND ADDRESS OF
BENEFICIAL OWNER                    NUMBER OF SHARES (2)(3)   PERCENT (4)
----------------                    -----------------------   -----------

Michael Tobin (1)                           192,000              2.49%

James Gardner (1)                           146,000              1.89%


Jeffrey Denenberg(1)                         93,750              1.22%


David Grossman (1)(5)                       895,000              11.61%

Richard Stegner (1)(5)                      281,250              3.65%

Parrish Brian & Co., Inc. (6)               748,000              9.70%
  PO Box 8677
  Woodcliff Lake, NJ 07675

Puritan Management Inc. (7)                 635,100              8.24%
  1636 Union Blvd.
  Bay Shore, NY 11706

John Russell (8)                            915,000              11.87%
  45 Abbott Place
  West Bay Shore, NY 11706

Directors and Executive Officers          1,608,000              20.86%
As a group  (5 persons)
------------------------------------------

*        Less than 1%

(1)      The business address for each person named is c/o World Cyberlinks
         Corp.

(2) Share amounts listed for officers and directors reflect all shares earned, whether issued or issuable, through January 31, 2001 pursuant to employment agreements.
(3) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted.

(4) The records of American Stock Transfer & Trust Company on January 31, 2001 indicate we have 8,197,500 shares of common stock outstanding. However, we recalculated our outstanding common shares on January 31, 2001 as 7,601,334 based on the factors set forth in footnote (2) above and footnote (5) below.

(5) Reflects shares earned, whether issued or issuable, through January 31, 2001. Our stock transfer records incorrectly reflect the total share amounts to be earned pursuant to multi-year employment agreements. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors.

(6) Parrish Ketchmark, President of Parrish Brian & Co., Inc. was an officer from November 2, 1997 to June 29, 1999 and a director from November 2, 1997 to November 3, 1999. The number of shares listed include all shares of our common stock held by entities owned or controlled by Mr. Ketchmark.

(7) Puritan Management Inc. is a financial and public relations consulting company that provided services to us in exchange for our common stock. Frank Schwamborn exercises voting and dispositive control over Puritan Management Inc. Puritan also has loaned funds to us for working capital purposes. Puritan is owned and controlled by Frank Schwamborn, a co-owner of FRF Holdings Corp., a holding company that has loaned substantial funds to us for working capital purposes and holds a first security lien on our five patents.

(8) Mr. Russell served as our president, chief executive officer and chairman from November 2, 1997 to October 31, 1999. Mr. Russell is a co-owner of FRF Holdings Corp., a holding company that has loaned substantial funds to us for working capital purposes and holds a first security lien on our five patents.


ITEM 6.  EXECUTIVE COMPENSATION

         The following summary compensation table shows the compensation and options paid during the last fiscal year to our chief executive officer and each executive officer and director whose annual compensation exceeds $100,000.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              -------------------
NAME AND PRINCIPAL POSITION         YEAR(1)          SALARY            OTHER ANNUAL COMPENSATION(2)
---------------------------         -------          ------            ----------------------------

Michael Tobin                       8/1/99            $63,000(3)
   President                        to 7/31/00

David Grossman                      8/1/99            $168,000(4)               $42,000(5)
   President, CEO                   to 7/31/00


 (1) We were not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act nor was such information previously required to be provided in response to a Securities and Exchange Commission filing for any period prior to this registration statement.

(2) None of the named executive officers listed received perquisites or other personal benefits exceeding the lesser of $50,000 or 10% of the total salary and bonus for such officer.


(3) Mr. Tobin earned 112,500 shares of our common stock valued at $.56 pursuant to AICPA SOP 96-18.

(4) Mr. Grossman earned 300,000 shares of common stock valued at $.56 pursuant to AICPA SOP 96-18.

(5) Mr. Grossman also served as corporate counsel during his tenure as president.his He also received 75,000 shares of common stock for his services as corporate counsel from June 1999 to October 31, 1999. Since November 1, 2000, Mr. Grossman is compensated pursuant to a retainer agreement at the rate of $350 per hour payable in shares of our common stock. The agreement provides for the issuance of a maximum of 600,000 shares. He has earned 420,000 shares through January 31, 2001 pursuant to this arrangement.



         All the members of our board of directors hold other positions with the company and are compensated in those capacities. The directors do not receive compensation for serving on the board. We do not have outside directors.

EMPLOYMENT AND CONSULTING CONTRACTS

         Certain of our officers and key employees are subject to employment agreements. To date, all compensation has been made in the form of equity securities. The value of the securities is based on the closing market price of our common stock on the date the agreement is entered into. Various consultants to the company are compensated in the same way as our employees.

         Michael Tobin, our president and director, has a two year employment agreement ending November 30, 2002 for compensation in common stock at the rate of 250,000 shares per year. Under the terms of his contract, Mr. Tobin may be reimbursed for any personal expenses as it relates to us if the compensation committee approves.

         Previously, on November 1, 1999, Mr. Tobin entered an agreement with us whereby he would hold the position of treasurer and vice president of sales and marketing for a period of two years ending December 1, 2001. In exchange for his services, Mr. Tobin was to receive 300,000 shares of stock over the term of the agreement. In addition, Mr. Tobin was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. The board of directors authorized 150,000 shares to Mr. Tobin for his performance under this agreement.

         On November 1, 2000, we entered into a retainer agreement with David B. Grossman, P.C. to represent us in corporate matters. The firm is compensated at the rate of $350 per hour, payable in shares of our common stock. This agreement supercedes an agreement we entered into with Mr. Grossman on November 1, 1999 whereby he was engaged as president, chief executive officer and inside corporate counsel for a period of five years ending December 1, 2004. In exchange for his services, Mr. Grossman was to receive 1,000,000 shares of restricted stock over the term of the agreement together with any other compensation approved by the board of directors. In addition, Mr. Grossman was entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduced to us. Pursuant to the amended agreement, as compensation for his one-year tenure as president, Mr. Grossman received payment of 200,000 shares of common stock and an additional 200,000 shares for his services in connection with a litigation matter during the same period. Pursuant to these arrangements, we recorded compensation of $228,000 in the six months ended January 31, 2001 related to the issuance of 520,000 shares and $112,000 in the six months ended January 31, 2000 related to the issuance of 200,000 shares. In addition, Mr. Grossman received 75,000 shares of common stock for his services as counsel to the company prior to November 1999.

         Mr. Grossman was paid 75,000 shares to investigate the fiduciary responsibilities of Director Parish Ketchmark and corporate counsel Thomas Boccieri. An exhaustive investigation into the underlying corporate documents resulted in the corporate prosecution of Director Ketchmark for breach of his fiduciary responsibility and his removal for cause. It further resulted in the termination of the legal services of Mr. Boccieri.

         As a result of his removal for breach of his fiduciary responsibility to us, former Director Ketchmark had some close associates, to whom he had gifted our shares, commence a shareholders' derivative action to disclose the confidential minutes of the board of directors regarding actions taken by the board for his removal. Mr. Grossman was retained to further handle the specific litigation that had arisen. Litigation was resolved upon motions and order of the court granting the shareholders very limited access to only specific portions of a limited number of minutes concerning the issuance of preferred shares of our stock to Mr. Ketchmark. The shareholders application was denied in all other respects.

         The issuances of the preferred shares by former Director Ketchmark to himself were determined by Mr. Grossman to be contrary to the applicable provisions of the New York Business Corporation Law and the preferred shares were rescinded with a direction to Mr. Ketchmark to return the preferred stock.


         On November 1, 2000, James Gardner entered an agreement with us whereby he holds the positions of secretary and treasurer for a period of two years ending December 1, 2002. In exchange for his services, Mr. Gardner is to receive 250,000 shares of common stock over the term of the agreement together with any other compensation provided by the board of directors. In addition, Mr. Gardner is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. He received 125,000 shares of common stock for his services as secretary from November 1, 1999 through November 1, 2000 pursuant to a prior employment agreement.

         On November 1, 1999, Jeffrey Denenberg entered an agreement with us whereby he holds the positions of chief technical officer and director for a period of two years ending December 1, 2001. In exchange for his services, Mr. Denenberg is to receive 150,000 shares of common stock over the term of the agreement together with any other compensation provided by the board of directors. In addition, Mr. Denenberg is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. He received 75,000 shares of common stock for his services from November 1, 1999 through November 1, 2000.


         On May 30, 1999, Richard Stegner entered an agreement with us whereby he accepted the positions of secretary and treasurer and was engaged as vice president to provide sales and marketing services for a period of four years ending December 1, 2003. In exchange for his services, Mr. Stegner is to receive 750,000 shares of stock over the term of the agreement. In addition, Mr. Stegner is entitled to a 5% fee, comprised of 5% cash, for any contracts stemming from sources he introduces to us. Mr. Stegner has earned 281,250 shares of common stock for his services through January 31, 2001.


         John Russell was president of the company from November 1, 1997 through November 1, 1999. He received 250,000 shares of common stock in 1997 from one of our founders as an inducement to join us and an additional 250,000 shares for his services through November 1998. Mr. Russell subsequently received 1,000,000 shares of common stock in satisfaction of amounts owed to Mr. Russell by us and as compensation for his services through November 30, 1999.


         Puritan Management Inc. provided financial and public relations management consulting services to us from June 30, 1999 through December 31, 2000 pursuant to a consulting agreement. During this time, Puritan advised on our direction concerning counsel, funding, restructuring, equity and litigation. Puritan received 500,000 shares of common stock and warrants to purchase 500,000 shares of common stock at $.01 in exchange for its services. Puritan exercised its 500,000 warrants for which it paid us $5,000 in March 2000.


         We entered a legal service retainer with Shepherd Lane, Esq. for a three year period ending August 2001. Under the terms of the agreement, Mr. Lane will receive 250,000 shares of our common stock and warrants to purchase 750,000 shares of common stock ratably over the term of the agreement, exercisable at $.10. Through January 31, 2001, Mr. Lane earned 208,333 shares as compensation for his services. All of Mr. Lane's 750,000 warrants remain unexercised.


         In January and February 2000, we entered consulting agreements with Brighton Consulting Inc., a financial consulting firm, and Shawn Boyd, a financial consultant, to try to raise capital in a private offering. We issued 500,000 shares of common stock at $.01 per share in connection with those agreements. In March 2001, we received $2,500 in exchange for 250,000 shares of the common stock previously issued. We have not yet received the balance of $2,500 for the remaining 250,000 shares issued. We did not retain their services beyond December 2000 and they have been given notice of non-performance and breach of contract. Our counsel has notified both parties of their termination and demand for payment or return of certificates.

         The shares issued to both Brighton Consulting and Shawn Boyd were issued at $.01 per share based on a decision made by our board of directors that the need for public exposure to support our product outweighed the disparity between the then-current trading price and the price to be paid by Brighton Consulting and Shawn Boyd. Payment was contingent upon performance of their services. The board of directors felt that Brighton Consulting and Shawn Boyd were taking a larger risk in providing their services with payment being contingent upon our success.

DIRECTORS' COMPENSATION

         None of our directors received monetary compensation for their services as a director. However, each of our directors earned shares of our common stock pursuant to employment agreements in other capacities with us.

ITEM 8.  DESCRIPTION OF SECURITIES

         We were incorporated on August 2, 1995 with 200 shares, no par value. On October 15, 1997, we filed an Amendment to the Certificate of Incorporation to cancel the originally authorized 200 shares and to authorize 20,000,000 shares of common stock, par value $.001, pursuant to a 10,000 for one forward split. At the same time, we authorized and issued 5,000,000 shares of preferred stock, par value $.001 to Parrish Ketchmark, our former officer and director, and John Russell, our past president.The preferred stock was subsequently determined to be invalidly authorized because the issuance was not approved by a vote of our shareholders, and was subsequently rescinded. Mr. Russell has returned all of the shares which were issued to him. Mr. Ketchmark was notified to return his shares and we subsequently canceled the shares issued to him as part of a resolution of federal litigation brought my Mr. Ketchmark against us.
         In April 2000, the board of directors adopted a resolution to increase the authorized common stock to 100,000,000 shares. Our shareholders have not voted on this matter. The board of directors also adopted and subsequently rescinded a resolution for a 10 for one reverse split of our common stock prior to being presented to the shareholders for a vote. The total number of our common stock authorized remains at 20,000,000 shares.


         The records of American Stock Transfer & Trust Company indicated that we had 8,197,500 shares of common stock outstanding as of January 31, 2001. However, the records incorrectly reflect the total share amounts earned pursuant to multi-year employment or legal service agreements with three individuals. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors. We recalculated the shares outstanding to reflect the shares earned and issued or issuable to those three individuals as well as all outstanding agreements for stock compensation through January 31, 2001. The adjusted number of shares of our common stock outstanding at January 31, 2001 was 7,601,334.


VOTING RIGHTS

         Each holder of common stock is entitled to one vote per share with respect to all matters that are required to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so. Under the New York Business Corporation Law, a majority vote at a meeting of shareholders (or unanimous consent if shareholders act by written consent without a meeting) is required for all actions including removal of directors subject to certain limitations. There are no redemption or sinking provisions applicable to the common stock.

DIVIDEND POLICY

         Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the board of directors and from funds legally available therefor. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities.

         We have not declared or paid any cash dividends on our common stock since our formation, and do not presently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of our business. The future payment of cash dividends on the common stock will depend on our earnings, capital requirements and financial position, applicable requirements of the New York corporate law, general economic conditions and other factors considered relevant by our board of directors.

LIQUIDATION RIGHTS

         Upon dissolution, liquidation or winding up, the assets of the company will be divided pro rata on a share-for-share basis among holders of the common stock.

                                     PART II
                                     -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Our common stock began trading on the OTC Electronic Bulletin Board of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "WCYB" on May 15, 1998. As of May 15, 2000, our Common Stock has been listed on the National Quotation Bureau "Pink Sheets". The following table sets forth, for the periods indicated, the sales prices for our common stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The prices listed below are stated in U.S. dollars, which is the currency in which they were quoted.

                                                     BID                                ASK
                                                     ---                                ----
         PERIOD                             HIGH              LOW               HIGH             LOW
         ------                             ----              ---               ----             ---

         1998:
         Second Quarter                     2 5/16           15/16              3 1/8            1 1/2
         Third Quarter                      2 11/16          1 5/8              3 1/8            2 1/4
         Fourth Quarter                     2 15/16          2 1/16             3 7/16           2 1/8

         1999:
         First Quarter                      3 3/8             2 3/4             3 13/16          3 1/2
         Second Quarter                     3 1/8             1 7/8             33/4             3 7/16
         Third Quarter                      2                 13/16             2 3/8            1 3/4
         Fourth Quarter                     9/16              1/4               7/8              11/16


         2000:
         First Quarter                      11/16             1/8               4 3/8            3/8
         Second Quarter                      3/4              1/4               2 15/16          9/16
         Third Quarter                      .30               .22                .39             .35
         Fourth Quarter                     .25               .08                 1.01           .33

         2001:
         First Quarter                      .22               .13                 .89            .48
           (through February 28, 2001)

         The closing price for our common stock on March 30, 2001 was $.15.

         As of January 31, 2001, there were no options and 750,000 outstanding warrants to purchase shares of common stock.


         On January 31, 2000, the shareholders' list certified by American Stock Transfer & Trust Co. for our common stock showed 8,197,500 shares outstanding. The stock transfer records incorrectly reflect the total share amounts earned pursuant to multi-year employment or legal service agreements with three individuals. We have notified the transfer agent of the discrepancies and have taken steps to correct the errors. We recalculated the shares outstanding to reflect the shares earned and issued or issuable to those three individuals as well as all outstanding agreements for stock compensation through January 31, 2001. The adjusted number of our common stock outstanding at January 31, 2001 is 7,601,334.


DIVIDEND POLICY

         Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefor. We have never declared or paid any cash dividends on our common stock, and do not presently anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the expansion and development of its business. The future payment of cash dividends on the common stock will be within the sole discretion of our board of directors and will depend on various factors considered relevant by our board of directors.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                   AND FINANCIAL DISCLOSURE

         Jonathon L. Anderson, CPA, PC audited our financial statements from our inception in 1995 to 1997.

         Jonathon L. Anderson, CPA, PC, the independent public accountant that was previously engaged as the principal accountant to audit our financial statements resigned as our principal accountant on March 6, 1998. However, Mr. Anderson remained as our corporate accountant. During the past five years, up to and including March 6, 1998, the date of resignation, Mr. Anderson's report on the financial statements has never (i) contained an adverse opinion or a disclaimer of opinion; nor (ii) been qualified or modified as to uncertainty, audit scope, or accounting principles. During the past five fiscal years, there were no disagreements between us and Jonathon L. Anderson, CPA, PC, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolve to the satisfaction of Jonathon L. Anderson, CPA, PC, would have cause to make reference to the subject matter of the disagreement or disagreements.

         We engaged Richard A. Eisner & Co., L.L.P. ("Eisner") to perform an audit of our financial statements for the fiscal years ended July 31, 1998 and July 31, 1999. The hiring of Eisner was approved by the Board of Directors. During our two most recent fiscal years and subsequent interim periods prior to the engagement of Eisner we did not, nor did anyone on our behalf, consult Eisner regarding either the application of accounting principles to a specified complete or proposed transaction, or the type of audit report that might be rendered on our financial statements, and neither a written report or oral advice was provided to us that was an important factor considered by us, with respect to such consultation.

         Eisner did not complete the audits for the fiscal years ended July 31, 1998 and July 31, 1999. Therefore, Eisner resigned on March 8, 2000. During the past three fiscal years and subsequent interim periods, there were no disagreements between us and Eisner, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure which, if not resolved to the satisfaction of Eisner, would have caused Eisner to make reference to the matter in an audit report.


         On April 15, 2000, we hired Israeloff, Trattner & Co., P.C. to perform an audit of our financial statements for the fiscal year ended July 31, 1999. The hiring of Israeloff, Trattner & Co., P.C. was approved by the Board of Directors. During our two most recent fiscal years and subsequent interim periods prior to the engagement of Israeloff, Trattner & Co., P.C., we did not, nor did anyone on our behalf, consult Israeloff, Trattner & Co., P.C. regarding either (A) the application of accounting principles to a specified, completed or proposed transaction, or the type of audit opinion that might be rendered on our financial statements as to which a written report or oral advice was provided to us that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial report issue, or (B) any matter that was the subject of a disagreement between the company and either Jonathon L. Anderson, CPA, PC, or Eisner, or an event described in paragraph 304(a)(1)(v) of the SEC's Regulation S-K.



ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the three fiscal years preceding the date of this registration statement, we issued common stock in several transactions which were not registered under the Securities Act. All the following references to our common stock were adjusted to reflect our 10,000 for one forward stock split effected in October 1997.


         We issued shares of our common stock to our officers, directors and consultants pursuant to Section 4(2) as follows:


                  Officer, Director or Consultant                               Number of Shares

June 1998

         Parrish Brian & Company, controlled by Parrish Ketchmark                 110,000
         John D'Ambrosia                                                            5,000
         Yuwa Chan                                                                  5,000
         Edward Murphy                                                              2,500

April 1999

         John Fitzsimons                                                           50,000

November 1999

         David Grossman                                                            1,075,000(1)
         John Russell                                                              1,000,000
         Richard Stegner                                                             750,000(1)
         Puritan Management Inc.                                                     500,000
         Shepard Lane, Esq.                                                          250,000(1)(2)

(1) Reflects shares issued pursuant to multi-year retainer and employment agreements. However, all the shares have not been earned to date and we are giving notice to the stock transfer company of the discrepancies and are taking steps to correct the errors.
(2) In addition, Mr. Lane was also issued 750,000 warrants exercisable at $.10 per share.

January/February 2000

         Shawn Boyd                                                                     250,000
         Brighton Consulting Inc.                                                       250,000

March 2000

         James Gardner                                                                   20,000



         In June 1997, we conducted a private placement of 1,000,000 shares of our common stock at a price of $.10 per share. The purchasers were all accredited investors, as defined in Rule 501 of Regulation D. Sales of these securities were made pursuant to Rule 504 of Regulation D under the Securities Act. As a result of the private placement, we raised $100,000 for expenses related to participation in a trade show, the initiation of a marketing plan in connection with our software, retention of a consultant and working capital.


         From November 1997 through April 1998, we received a total of approximately $320,000 from purchasers who were accredited investors pursuant to
Section 4(2) of the Securities Act. The related promissory notes bore interest at 12% per annum. These promissory notes were subsequently tendered as payment for the purchase of shares being offered pursuant to our June 1998 offering pursuant to Rule 504 of Regulation D under the Securities Act. There are no notes currently outstanding.

         In June 1998, we conducted a private placement offering for 900,000 shares of our common stock at a price of $1.00 per share, to accredited investors, for aggregate gross proceeds of $900,000. The aggregate gross proceeds includes the shares which were issued upon tender of the November 1997 and April 1998 notes. Sales of these securities were made pursuant to Rule 504 of Regulation D under the Securities Act. As a result of the private placement, we received net proceeds of approximately $850,000 that was used for marketing, new product research and development and working capital.


         On April 5, 1999, we sold 20,000 shares of our common stock at $3.00 per share, for net consideration of $50,000. This offering was in reliance on Regulation D, Rule 504 of the Securities Act.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of July 31, 2000, and for the years ended July 31, 2000 and 1999 have been audited by Israeloff, Trattner & Co., P.C. as stated in their report appearing herein. The financial statements as of January 31, 2001 and for the six and three months ended January 31, 2001 and 2000 included herein, have not been audited, but are believed by management to contain all accruals and adjustments required for a fair representation of our financial condition and results of operations in accordance with generally accepted accounting principles.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Post Effective Amendment No.2 to its registration statement to be signed on its behalf by the undersigned, hereunto authorized.

         Dated at Ronkonkoma, New York this 14th day of August 2001.


                                WORLD CYBERLINKS CORP.

                                By: /s/ Michael Tobin
                                -------------------------------------
                                Michael Tobin, President and Director